Exhibit 99.1

ASX ANNOUNCEMENT
16 July 2026
2026 Extraordinary General Meeting Chair Address
One of the most compelling drivers of the merger between Sayona Mining and Piedmont Lithium was the opportunity to unlock value that neither company could have achieved independently, the North American Lithium Brownfield Expansion.
After exploring a single-step expansion, we challenged ourselves to find an approach that could be delivered more efficiently while reducing execution risk.
The result is a phased expansion strategy that increases production more quickly, requires less capital upfront by staging capital deployment and provides greater flexibility throughout the life of the project.
The expansion will be delivered in three stages.
The first stage focuses on optimising the existing operation and increasing throughput to the currently permitted 4,500 tonnes per day milling throughput. We recently announced a groundbreaking on the expansion and have placed orders for key equipment needed to deliver Stage 1 and the expected 15-20% increase in annual spodumene concentrate production capacity.
The second stage expands milling capacity to 6,500 tonnes per day through additional temporary crushing capacity combined with increased grinding and flotation capacity. This stage will bring our production capacity to the expansion target of just under 340,000 tonnes per year and is expected to be completed in calendar year 2028.
Stage 3 completes the expansion by replacing the temporary mobile crushing utilised in Stage 2 with a larger crushing circuit aligned with the expanded mill feed requirement and improved ore sorting capabilities. This is the stage where production capacity and lower unit operating costs are fully realised and become sustainable over the long term.
There are several advantages to this phased approach.
First, it allows us to deploy capital progressively rather than all at once.
Second, it shortens the timeline to increased annual production. Instead of waiting for a single, large construction project and permitting to be completed before realising any benefits, each phase delivers incremental production as it comes online. That means shareholders begin to see returns sooner.
Third, it substantially reduces execution risk. Each stage builds on proven operating infrastructure and incorporates learnings from the previous phase. This allows us to manage technical, construction and market risks in a much more disciplined way than a single-step expansion.
ELEVRA LITHIUM	1

Ultimately, this project reflects exactly what we set out to achieve through the merger –delivering greater value than either company could have achieved independently.
Turning to slide 5, we’ll look at the key benefits of the NAL Expansion as outlined in our Updated Scoping Study1.
The NAL Brownfield Expansion is not simply about increasing production. It is also about creating a larger, lower-cost, more resilient business that is positioned to generate sustainable returns for shareholders.
The Scoping Study released in May 2026 demonstrates why we are excited about this opportunity.
Compared to maintaining the operation at its current scale, the study outcomes show that investing in the expansion delivers meaningful improvements in production, operating costs and cash generation which should translate into value creation.
Once all three stages are complete, annual spodumene concentrate production capacity is expected to increase by approximately 74% compared to today’s operation.
Perhaps more importantly, unit operating costs are expected to decrease by around 21%.
Given the staged development approach, these benefits are not deferred until the end of the project. As each stage is completed and commissioned, production will increase incrementally while unit costs begin to decline.
This combination of higher production and lower production costs means that we can simultaneously produce more tonnes while improving operating margins. Together, this will strengthen the resilience of the business through all phases of the lithium price cycle.
In summary, this is exactly the type of project we want to invest in. This expansion builds on an existing asset, delivers attractive incremental returns and strengthens the Company's long-term competitive position.
As we outline on slide 6, we successfully compiled a financing package which allows us the ability to plan confidently and execute decisively.
We raised A$275 million before fees through a fully underwritten equity placement to institutional investors.
The financing also includes a A$146 million strategic investment from Canada Growth Fund through convertible notes, reflecting its confidence in both the NAL expansion and Elevra’s long-term role in building a secure North American critical minerals supply chain.
Additionally, we entered into an agreement to divest our interest in the Ewoyaa Project in Ghana and subject to satisfaction of its terms, expect to receive approximately A$87 million in net proceeds. While we continue to believe Ewoyaa is a high-quality asset, its joint venture structure added complexity to our growth portfolio and the sale allows us to redeploy capital toward our core North American opportunities.

1 ASX announcement dated 12 May 2026 entitled "Updated NAL expansion scoping study defines faster growth and lower costs".

This financing package fully funds the NAL Expansion under current market conditions and by securing the necessary funding upfront, we can focus our attention on execution and delivering the project safely, on schedule and within budget.
The capital raise strengthens our balance sheet and preserves financial flexibility.
We anticipate that the lithium industry will continue to experience periods of volatility, and maintaining a strong liquidity position allows us to manage through commodity price cycles while continuing to operate from a position of strength. It also provides the capacity to evaluate and pursue value-creating opportunities as they arise, rather than being constrained by our capital structure.
The financing is also expected to support a faster path to growth.
Approval today of the proposed funding arrangements mean we can progress the staged NAL expansion in line with our development schedule rather than pacing investment or pausing development around future financing events. We anticipate that this will allow us to bring additional production online sooner and begin realising the operational and financial benefits of the expansion earlier.
Importantly, funding the NAL Expansion does not come at the expense of the rest of our portfolio. This capital raise actually opens the door for us to invest further in our growth portfolio, specifically in the Moblan project.
Moblan remains one of the highest quality and scalable undeveloped hard rock lithium projects in North America, and we are continuing the technical studies, permitting and development work needed to position the project for a final investment decision. That FID will follow an updated feasibility study on Moblan exploring the potential of increasing the annual output given the significant increase in the Resource and Reserves since the previous study2.
As part of the ongoing work at Moblan, we announced that we terminated an Offtake Agreement with Lithium Offtake Inc., an investment vehicle managed by Waratah Capital, in exchange for Elevra shares and options3. As we advance the development of Moblan, the ability to purchase these offtake rights and remove a life-of-mine commitment to deliver tonnes at a discounted market price presented an opportunity to enhance the project’s economics and increase flexibility around future supply agreements and financing opportunities.
Finally, I’d like to discuss the investment from Canada Growth Fund and the structure of the convertible note in more detail.
For those unfamiliar with the Canada Growth Fund, it is a large investment vehicle established by the Canadian Government to support the development of strategic industries that strengthen Canada’s economy and critical minerals supply chain.
The proposed CGF investment is structured as two tranches of convertible notes with a A$65 million Upfront Tranche and an A$81 million Conditional Tranche which are subject to shareholder approval at today’s EGM. We believe this structure is attractive because it aligns the investment with project execution while allowing flexibility with respect to issuing the Conditional Tranche.

2 See ASX releases 12 May 2026 “Strategic Funding Presentation, 25 August 2025 “Moblan Increases Resource to 121Mt and Reserve to 48Mt” and 20 February 2024 “Moblan Lithium Project Definitive Feasibility Study”
3 See ASX release 12 May 2026 “Purchase of Moblan Offtake Rights”

Importantly, the notes are convertible at a premium to the market price of the Company’s shares at the time of the transaction. That premium helps limit dilution for existing shareholders while providing Canada Growth Fund with the opportunity to participate in the long-term value that we believe this business can create.
Beyond the immediate funding, we see this as the beginning of what could become an important long-term relationship. As we continue advancing projects across our portfolio, including the future development of Moblan, we believe there may be opportunities to work together again.
While there are no commitments beyond the current investment, establishing a relationship with a long-term strategic capital partner creates optionality that could prove valuable as we continue to grow.
Ultimately, the proposed Canada Growth Fund investment strengthens both our balance sheet and our strategic position. It provides capital on attractive terms, supports the execution of the NAL expansion, and establishes a relationship with an organisation that shares our long-term vision for developing a world-class North American lithium business.
Announcement authorised for release by Elevra’s Board of Directors.
About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States and Western Australia.
In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%).
In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.
For more information, please visit us at www.elevra.com or contact:
Andrew Barber

Investor Relations

PH: +61 7 3369 7058

 ASX:ELV • NASDAQ:ELVR •  Elevra Lithium  2026 Extraordinary General Meeting  Thursday, 16 July 2026

 2026 EGM Agenda  ELEVRA LITHIUM  2  1  Chair’s Address  2  Meeting Procedures  3  Resolutions, Proxies and Voting

 1  Chair’s Address  Dawne Hickton

# A Disciplined, Staged NAL Expansion

Staged debottlenecking lowers risk, phases capital deployment and accelerates incremental production growth[1]

## Stage 1 - Mill Optimisation

### Mid-CY2027

### Debottlenecking

Optimising NAL's existing circuits through targeted upgrades to crushing, grinding, flotation and separation systems to improve efficiency and support throughput at the 4,500tpd permitted rate.

**+15-20%** (~34ktpa)

Increase in annual spodumene concentrate production capacity[2]

**A$103M** (US$71M)

Capital cost[3]

## Stage 2 - Mill Expansion

### CY2028

### Capacity Expansion

Expanding capacity through the duplication of processing circuits (additional milling, magnetic separation, flotation and thickening capacity) and supplemental mobile crushing capacity to achieve 6,500tpd throughput.

**~110ktpa**

Incremental increase in annual spodumene concentrate production capacity[2]

**A$87M** (US$60M)

Capital cost[3]

## Stage 3 - Full Production

### CY2029

### Crushing Circuit Upgrade

Replacing mobile crushing circuit with a permanent circuit aligned with increased mill capacity and introducing new ore sorting capabilities to sustain throughput gains and cost optimisation.

**~338ktpa**

Annual spodumene concentrate production capacity[2]

**A$202M** (US$139M)

Capital cost[3]

1. *See ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" released 12 May 2026. Proposed dates and timing is indicative and are the current target of Elevra.*
2. *~34ktpa (SC5.4) production increase calculated at 17.5% uplift to NAL Base case production capacity of 194ktpa. ~110kpta (SC5.4) incremental production increase calculated as 338ktpa expansion capacity minus Base Case 194ktpa capacity plus 34ktpa uplift from Stage 1 of expansion.*
3. *Forecast FX Rate: USD/AUD 1.45, USD/CAD 1.35.*

ELEVRA LITHIUM

4

# NAL Expansion Transforms Elevra into a Larger, Lower Cost Producer

## Expanded output and lower unit costs create a pathway to improved cash flow generation

### Increased Scale

- Strengthens NAL's position as a cornerstone asset in North America
- Larger production base increases commercial flexibility and partnership opportunities

**Average Annual NAL Production Capacity**

*Average LOM SC5.4[1], kdmt*



+74%
194
315
338
Base Case
Post Expansion (Previous Scoping)
Post Expansion (Current Scoping)

### Lower Unit Costs

- Throughput expansion structurally lowers operating cost per tonne
- Lower cost base improves margins and cash flow resilience across lithium price cycles

**C1 Cost of Concentrate**

*Average LOM US$/dmt[1]*



793
(21%)
630
628
Base Case
Post Expansion (Previous Scoping)
Post Expansion (Current Scoping)

### Capital Efficient Expansion

- Existing infrastructure enables high-return growth with limited incremental capital intensity
- Faster development timeline accelerates value creation

**Total Initial Capex**

*US$M[1]*



270
270
139
60
71
Stage 3
Stage 2
Stage 1
Post Expansion (Previous Scoping)
Post Expansion (Current Scoping)

### Long-term value creation

- Higher production and lower unit costs materially expand cash flow generation potential
- Improved margin durability offers resilience through commodity price cycles

**$NPV_{8\%}$ (post-tax)[2]**

*US$M[1]*



+45%
1,587
2,305
Base Case
Post Expansion

1. See ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" released 12 May 2026. Figures converted from Canadian dollars to United States dollars using USD/CAD = 1.35.
2. Total NAL project NPV post tax. See ASX release "Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs" released 12 May 2026.

ELEVRA LITHIUM
5

# Strategic Financing Package to Fully Fund the NAL Expansion

Financing package removes execution risk across all three stages and creates a pathway to Moblan FID

**A$508M** (US$368M)

Strategic Financing Package[1]

| | |
|---|---|
| **A$275M** US$199M | Fully underwritten institutional placement |
| **A$146M** US$106M | Convertible notes issued to Canada Growth Fund |
| **A$87M** US$63M | Net proceeds from sale of Ewoyaa[2] |

## Full funding certainty

Every stage of the expansion is funded to allow long-term planning and management of the NAL capital plan while mitigating potential uncertainty caused by macroeconomic and/or lithium market volatility.

## Balance sheet flexibility

Additional funding provides liquidity to manage construction risk, commodity price swings, and working capital needs to enable Elevra to pursue additional growth opportunities and support operational sustainability.

## Accelerating project delivery

Updated Scoping Study provides confidence in capital cost estimates and staged expansion is anticipated to bring forward incremental production by approximately 2 years compared with previous plans.

## Advancing growth initiatives

Funding in place for Moblan pre-development workstreams including environmental baselining, updated feasibility studies incorporating a larger resource base and advancement of permitting to enable FID.

ELEVRA LITHIUM

1. *FX as at 11 May 2026: USD/CAD 1.37, USD/AUD 1.38. ASX releases 12 May 2026, "Transformational Financing Package to Accelerate Growth" and "Strategic Funding Presentation"*
2. *Ewoyaa sale net proceeds post estimated transaction fees and taxes. ASX release 11 May 2026, "Elevra enters agreement to sell Ewoyaa Project Interest"*

6

# Partnering with Canada Growth Fund

## A strategic vote of confidence in NAL and Elevra's growth trajectory

CGF Canada Growth Fund

*Canada Growth Fund (CGF), is a $15 billion arm's-length investment vehicle designed to attract private capital to build Canada's clean economy. It uses investment instruments that absorb certain risks to catalyse private investment in low-carbon projects, technologies, businesses, and supply chains.*

*To date, the fund has committed C$5.0 billion across 20 portfolio companies and projects, including a US$85 million growth investment in Mangrove Lithium, which has signed a Non-Binding Offtake MOU with Elevra[1].*

## C$145M Convertible Notes

Structures across two tranches:

### Upfront Tranche: C$65M (A$65M / US$47M)[2,3]

- Initial conversion price of A$17.17 per share

### Conditional Tranche: C$80M (A$81M / US$58M)

- Conversion price per share at a 30% premium to Conditional Tranche VWAP
- Issuance is conditional on Elevra determining that it intends to issue the Conditional Tranche prior to 30 June 2028 and receiving the required mining permit for phase 5 of the NAL mine plan

## Benefits & Strategic Rationale for Elevra

- ✓ Provides Elevra with strong strategic investment partner and demonstrates strong Canadian stakeholder support
- ✓ Validates NAL Expansion opportunity following CGF due diligence
- ✓ Tier 1 Partner with balance sheet capability and the potential to explore further investment opportunities in Moblan development
- ✓ Premium conversion price limits potential dilution
- ✓ Conditional Tranche is tied to specific permitting and consultation milestones at NAL to align capital deployment with NAL expansion progress

ELEVRA LITHIUM

1. ASX release "Elevra Signs Non-Binding Memorandum of Understanding for Spodumene Concentrate offtake with Mangrove Lithium " released 10 February 2026.
2. FX as at 11 May 2026: USD/CAD 1.37, USD/AUD 1.38.
3. ASX releases 12 May 2026, "Transformational Financing Package to Accelerate Growth" and "Strategic Funding Presentation"

7

2  Meeting Procedures

 To ask a question, select the “Q&A”  icon  Select the topic of your question related to from the drop-down list  Type your question in the text box and  press the “send” button  To ask a verbal question, follow the instructions below the broadcast window  ELEVRA LITHIUM  9  How to ask a question

 When the poll is open, select the  “Vote” icon at the top of the screen  To vote, select either “For”, “Against” or “Abstain”  You will see a vote confirmation  To change or cancel your vote, “Click here to change your vote” at any time until the poll is closed  ELEVRA LITHIUM  10  How to vote

 3  Resolutions, Proxies and Voting

 Resolution 1  ELEVRA LITHIUM  12  Ratification of prior issue of Institutional Placement Shares  To consider and, if thought fit, pass the following as an ordinary resolution:  “That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 22,540,984 Shares issued under the Institutional Placement on the terms and conditions set out in the Explanatory Notes.”  A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.  For  At Proxy Holders Discretion  Against  Abstain/Excluded  69,699,790  99.60%  65,904  0.09%  214,128  0.31%  18,407,246  N/A

 Resolution 2  ELEVRA LITHIUM  13  Approval to issue Tranche 1 Convertible Notes and Shares following conversion  To consider and, if thought fit, pass the following resolution as an ordinary resolution:  “That, for the purpose of Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the Tranche 1 Convertible Notes to LCSC Holdings Inc., and the issue by the Company of Shares to LCSC Holdings Inc. following exercise of the conversion rights in respect of Tranche 1 Convertible Notes, pursuant to the Convertible Note Term Sheet (or once the Long Form Agreements are entered into, the Long Form Agreements), on the terms and conditions set out in the Explanatory Notes.”  A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.  For  At Proxy Holders Discretion  Against  Abstain/Excluded  86,209,129  99.79%  66,447  0.08%  113,925  0.13%  2,461,932  N/A

 Resolution 3  ELEVRA LITHIUM  14  Ratification of prior issue of Consideration Shares to Lithium Offtake Inc.  To consider and, if thought fit, pass the following resolution as an ordinary resolution:  “That, for the purpose of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 566,776 Shares to Lithium Offtake Inc. issued under the Equity Issuance Agreement on the terms and conditions set out in the Explanatory Notes.”  A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.  For  At Proxy Holders Discretion  Against  Abstain/Excluded  88,602,833  99.77%  80,217  0.09%  128,374  0.14%  40,009  N/A

 Resolution 4  ELEVRA LITHIUM  15  Ratification of prior issue of Consideration Options to Lithium Offtake Inc.  To consider and, if thought fit, pass the following resolution as an ordinary resolution:  “That, for the purpose of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 56,678 Options to Lithium Offtake Inc. issued under Equity Issuance Agreement on the terms and conditions set out in the Explanatory Notes.”  A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.  For  At Proxy Holders Discretion  Against  Abstain/Excluded  88,613,305  99.78%  66,118  0.07%  130,823  0.15%  41,187  N/A

 Resolution 5  ELEVRA LITHIUM  16  Approval of financial assistance under section 260B of the Corporations Act  To consider and, if thought fit, pass the following as a special resolution:  “That, for the purpose of section 260B(1) of the Corporations Act, the transactions described in the Explanatory Notes and all elements of those transactions of those transactions (including any future refinancing of those transactions) that may constitute financial assistance from time to time by the Company for the purposes of section 260A of the Corporations Act be approved and that the Company may enter into and give effect to the  documents required to implement the transactions in the Explanatory Notes.”  A voting exclusion statement applies to this resolution and is set out in the Explanatory Notes.  For  At Proxy Holders Discretion  Against  Abstain/Excluded  88,587,515  99.77%  72,510  0.08%  129,333  0.15%  61,853  N/A

 Thank You for Attending